UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-39950

Evaxion Biotech A/S
(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f
DK-2970 Hoersholm
Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), and Form F-1 (File No. 333-279153), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On June 26, 2024, Evaxion Biotech A/S (the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, issued a press release titled “Evaxion Receives Positive Feedback on Patent Application for AI-Based Novel Cancer Vaccine Target Identification Method”. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press Release dated June 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evaxion Biotech A/S
(Registrant)

Date: June 26, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup
Chief Executive Officer